The Firing Squad LLC

(a New York Limited Liability Company)

Audited Financial Statements

As of the date of inception January 8, 2024

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

The Firing Squad LLC

Table of Contents



Independent Auditor's Report

February 27, 2024
To: Management of The Firing Squad LLC
Attn: William Cheung, Controller
Re: Inception Financial Statement Audit – The Firing Squad LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of The Firing Squad LLC, which comprise the balance sheets as of the date of inception January 8, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of The Firing Squad LLC as of the date of inception January 8, 2024, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS).

Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Firing Squad LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidencewe have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Firing Squad LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Firing Squad LLC's internal control. Accordingly, no such opinion is expressed.


**229 Park Ave S, Suite 70037
New York, New York 10003-1502**


Info@Alice.CPA



- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Firing Squad LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 27, 2024



THE FIRING SQUAD LLC
BALANCE SHEET
As of January 8, 2024 (Inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts Payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Members' Equity		
Member's Capital		-
Accumulated Profits		-
Total Members' Equity		-
Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

THE FIRING SQUAD LLC
INCOME STATEMENT
As of January 8, 2024 (Inception)
(Audited)

Revenues	$	-
Operating Expenses		
General and administrative		-
Professional services		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

THE FIRING SQUAD LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of January 8, 2024 (Inception)
(Audited)

	Members Capital	Accumulated Profits	Total Members' Equity
Balance as of January 8, 2024 (Inception)	-	-	-

The accompanying footnotes are an integral part of these financial statements.

THE FIRING SQUAD LLC
STATEMENT OF CASH FLOWS
As of January 8, 2024 (Inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Machinery and Equipment		-
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member Contributions		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-

The accompanying footnotes are an integral part of these financial statements.

THE FIRING SQUAD LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 8, 2024 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

The Firing Squad LLC (which may be referred to as the "Company", "we," "us," or "our") is a Member-managed New York limited liability company formed under and pursuant to New York law on January 8, 2024.

The members of the Company, RiverRain Productions, Inc. and The Epoch Times Association Inc., each hold a membership interest of fifty percent. The character of the business of the Partnership (hereinafter called the "Film") shall be the raising of $10,000,000 to $25,000,000 in advertising funds for the Film to be released into 2,500 theaters on August 23, 2024, nationwide, and worldwide following, and the finalization of the post-production stage of the Film. The partners acknowledge that the Partnership commenced on December 20th, 2023, the date that the Partners started working together on the fundraising for the Film "The Firing Squad," and the Partnership shall continue thereafter for an indefinite term, unless earlier dissolved and terminated pursuant to the N.Y. Partnership Law §10 or any other provisions of the Partnership Agreement signed on January 10, 2024 (see note 3).

As of January 8, 2024 (inception), the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next twelve months, the Company intends to fund its operations with funding from Series Regulation A offering (see Note 6) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of January 8, 2024 (inception), the Company had no cash on hand and has not yet created a bank account.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of January 8, 2024 (inception), the Company had no property and equipment.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of January 8, 2024 (inception).

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
* Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
* Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
* Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of January 8, 2024 (inception).

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of January 8, 2024 (inception), the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

THE FIRING SQUAD LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 8, 2024 (INCEPTION)
(AUDITED)

NOTE 3 – EQUITY

The Firing Squad LLC is owned and managed by RiverRain Productions, Inc. and The Epoch Times Association (the "Managers"). The Managers have full power and authority to do, and to direct the Officers to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company, in each case without the consent of the Economic Members. On January 10, 2024, the Members made and entered into a partnership agreement between RiverRain Productions, Inc. and The Epoch Times Association.

Operating Agreement

Purpose:

 The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Members in their discretion shall determine.

Duration:

The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of New York. The Company will continue to operate perpetually unless terminated as outlined in this Agreement:
  • Members whose capital interest as defined in Article III(A) meets the 50 percent vote for dissolution;
  • The death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company;
  • It becomes unlawful for either the Members or the Company to continue in business;
  • A judicial decree is entered that dissolves the Company; or
  • Any other event results in the dissolution of the Company under federal or New York law.

Members:

The Members of the Company (jointly the "Members") and their Membership Interest at the time of adoption of this Agreement are as follows:
  • RiverRain Productions, Inc., 50%
  • The Epoch Times Association, Inc., 50%

Initial Contributions: Each Member shall make an Initial Contribution to the Company. No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution until the Company has been terminated. Any modifications as to the signatories' respective rights as to the receipt of their initial contributions must be set forth in writing signed by all interested parties.

Additional Contributions: Except otherwise provided herein, no Member will be obligated to make any additional contribution to the Company's capital.

Partnership agreement

Character of Business:

The character of the business of the Partnership (hereinafter called the "Film") shall be the raising of $10,000,000 to $25,000,000 in advertising funds for the Film to be released into 2,500 theaters on August 23, 2024 nationwide, and worldwide following, and the finalization of the post-production stage of the Film.

Effective Date and Term:

The partners acknowledge that the Partnership commenced on December 20th, 2023, the date that the Partners started working together on the fundraising for the Film "The Firing Squad," and the Partnership shall continue thereafter for an indefinite term, unless earlier dissolved and terminated pursuant to the N.Y.

THE FIRING SQUAD LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 8, 2024 (INCEPTION)
(AUDITED)

Partnership Law §10 or any other provisions of this Agreement. However, each partner hereby covenants and agrees that before any such termination the partner who books termination must give the other partner written notice twelve (12) months prior to termination.

Capital Contributions:

The capital contributions of the Partners to the Partnership are and shall be the sums stated in the Operating Agreement.

Interest and Authority:

The Partners' ownership interest in the Partnership will be as follows:
- RiverRain: 50 percent
- Epoch Studios: 50 percent

The Partners' authority will be defined by the following unless otherwise stated in the Agreement: All partners will have an equal vote. No partner is authorized to act on their own in obtaining contracts, financial, or other obligations on the Partnership. Decisions will be based on a majority of equal votes.

Roles for Epoch Studios:

Funds Raise – Epoch Studios agrees to use media marketing resources to raise the funds by offering their subscribers the options to invest at a minimum $100, and/or to make donations with perks.

Crowdfunding Infrastructure – Epoch Studios will build the official crowdfunding website for the Film with payment processing system (the "Crowdfunding Site") by creating a web page which will include, but it's not limited to:
- a First Goal Hit counter;
- an Invest button;
- investment terms;
- an "I am an experienced investor" thick box Rule for 506©;
- redirecting button to the wefunder.com;

The Crowdfunding site is expected to go live on January 15, 2024 and Epoch Studios will be responsible for website maintenance, and updated, and for the wefunder.com campaign.

Payment Operations - Epoch Studios will take care of all payment operations related to the Crowdfunding Site, including but not limited to transaction processing, authorizations, initiating refunds, payment reconciliation, and bookkeeping.

Customer Support Operations - Epoch Studios will take care of the customer services related to the Crowdfunding Site, including but not limited to donation receipts, audit, taxes, taking action regarding responses, and payment processing.

Marketing Services - Epoch Studios will help with the marketing design and audience communication by creating short clips and online banners for the social media marketing advertising and email marketing.

Advertising - Epoch Studios will market the crowdfunding on social media and other streaming platforms, with a direct link to the Crowdfunding Site, as follows:
- Video ads on YouTube, Facebook, and other such platforms;
- Email blasts to a large group of customers simultaneously;
- Full-page ads in The Epoch Times newspaper;
- Front-page ads on the EpochTV website- https://www.theepochtimes.com/epochtv
- Play TV ads on NTDTV (Cable television)

Film Modification - Epoch Studios can make suggestions for the improvement of the Film in the post-production stage, and proceed to perform the suggested modifications through mutual approval of the Partners.

THE FIRING SQUAD LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 8, 2024 (INCEPTION)
(AUDITED)

Capitalization of Costs - Epoch Studios agrees to cap all advertising costs at $1,200,000 for the sake of profit-share.

Roles for RiverRain:

Promotional Duties - RiverRain shall have the following responsibilities for the Film:
- Theatrical distribution (creating and distributing DCPs (digital cinema prints) to all theaters, printing posters, creating lobby standees, creating trailers and ads to go before all movies playing;
- Booking 2,500 theaters with Regal, AMC, Cinemark, Harkins, Landmark, and independent theaters in over 500 cities in the U.S.;
- Final sound and color mix in either Burbank or Manhattan;
- Hiring Grace Hill Media, A. Larry Ross Communications, local and national publicists, using the same media companies as the ones used by the film "Sound of Freedom;"
- Hiring early pastor and faith-based leader screening companies;
- Hiring staff to call 200,000 churches to galvanize them to the theaters.

Exploitation - RiverRain shall use its best efforts to cause the Film to be exploited in all markets and media, so as to maximize the monetary return to be derived by the Film.

Marketing Assets - RiverRain will deliver to Epoch Studios on January 8, 2024, the following files, in the specified formats, through a weblink or similar internet-based file transfer service:
- two call to action videos from actors Cuba Gooding Jr., and Kevin Sorbo;
- Synopsis, description (short, medium and long versions of the Film);
- Director's Statement;
- Teaser/trailer/shoutouts/clips;
- Initial Poster Design (Vertical-2592x3840) + (Horizontal-1920x1080);
- Behind the scenes b-roll and photos;
- High quality screengrabs from the Film;
- High quality photos of the actors in the Film;
- Other marketing materials

Advertising - RiverRain will advertise on social media and other platforms, with a direct link to the Crowdfunding Site.

Copyrighting - RiverRain will provide to Epoch Studios the copyrighting for the Shopping Cart.

Box Office and Worldwide Revenue Split:

First Dollar Back - Crowdfunding Site investors and all investors will receive shared first-dollar back from any and all world-wide revenue coming to the Producing Company.

Proportionality - The First Dollar Back will be pro-rata.

Revenue Split –After first-dollar is paid back to all investors, then 20% of the revenue goes to all investors pro-rate. All other revenue split specifications between the partners are outlined in the partnership agreement.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of January 8, 2024 (inception).

THE FIRING SQUAD LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 8, 2024 (INCEPTION)
(AUDITED)

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through February 27, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.